VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States of America

December 1, 2017

CGG

Applications for Qualification of Indenture on Form T-3

Filed August 30, 2017

(File Nos. 022-29048 and 022-29049)

Dear Mr. Schwall

I refer to the Staff’s comment letter dated September 21, 2017 on the above-referenced Applications for Qualification of Indentures on Form T-3 of CGG and its certain subsidiaries listed therein (the “Applicants”). Set forth below in detail are the Applicants’ responses to the Staff’s comments. For your convenience, each comment is repeated below, prior to the response.

This letter has been prepared in consultation with Linklaters LLP, our U.S. and French legal counsel.

Application for Qualification of Indenture on Form T-3 (File No. 022-29048)

1.

Please revise the disclosure under “Securities Act exemption applicable” at page 3 to quantify the issue amount of the First Lien Secured Notes due 2023. Also revise to specify the amounts for each of the listed items to make clear how you arrived at the principal issue amount. In the alternative, please explain to us why you cannot provide this information.

Response

The First Lien Secured Notes due 2023 will be issued in connection with (i) the plan of CGG prepared under the safeguard procedures under articles L.620-1 ff. of the French Code de commerce and (ii) the chapter 11 plan of reorganization of certain of CGG’s subsidiaries (together, the “Restructuring Plan”). Pursuant to the Restructuring Plan, the First Lien Secured Notes due 2023 will be issued in a principal amount equal to the principal amount of secured debt claims (approximately $805 million) against the CGG group that creditors choose to exchange for such notes, less the amount of any such secured claims (up to $150 million) that is repaid prior to issuance of the First Lien Secured Notes due 2023 with the proceeds of certain new money issuances carried out in accordance with the Restructuring Plan. In our amended application, we have revised the description of the issue amount on the cover page and in item 2, “Securities Act Exemption Applicable”, to clarify how the principal amount of First Lien Secured Notes due 2023 will be determined under the Restructuring Plan.

2.	With the amended application, please provide an attested signature for each of CGG S.A., CGG Holding B.V., and CGG Marine B.V., as required by Form T-3.

Response

We have amended the application to provide an attested signature for each of CGG S.A., CGG Holding B.V., and CGG Marine B.V.

Application for Qualification of Indenture on Form T-3 (File No. 022-29049)

3.	Please provide an attested signature for each of CGG S.A., CGG Holding B.V., and CGG Marine B.V.

Response

We have amended the application to provide an attested signature for each of CGG S.A., CGG Holding B.V., and CGG Marine B.V.

Should you have any questions or comments regarding the foregoing, please contract Luis Roth of Linklaters LLP at +331 56 43 58 42 or by email at luis.roth@linklaters.com. You may also contact me by telephone at +331 64 47 38 58 or by email at stephane-paul.frydman@cgg.com or Beatrice Place-Faget at +331 64 47 45 67 or by email at beatrice.place-faget@cgg.com.

Yours sincerely

/s/ Stéphane-Paul Frydman
Chief Financial Officer

cc:	Irene Barberene-Meissner, Staff Attorney, U.S. Securities and Exchange Commission

Timothy S. Levenberg, Special Counsel, U.S. Securities and Exchange Commission

Beatrice Place-Faget, CGG

Luis Roth, Linklaters LLP